Exhibit 99.2

Management Discussion and Analysis

For the Six Months Ended June 30, 2026

And the subsequent period ended August 14, 2026

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

A)	General

This Management’s Discussion and Analysis of Anfield Energy Inc. (the “Company”, “Anfield” or “AEC”) is dated August 14, 2026 and provides an analysis of Anfield’s financial position and results of operations for the six months ended June 30, 2026 and subsequent period ended August 14, 2026. The following information should be read in conjunction with the condensed interim consolidated financial statements for the six months ended June 30, 2026, and related notes, which are available on SEDAR+ at www.sedarplus.ca or at the Company’s website: www.anfieldenergy.com.

Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis are quoted in Canadian dollars.

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as required by applicable Canadian Securities law.

B)	Corporate profile and mission

Anfield is a resource company engaged in mineral exploration and development in the United States. The Company is a reporting issuer in British Columbia and Alberta, and its common shares trade on the TSX Venture Exchange under the symbol “AEC”, the Nasdaq Capital Market LLC (“NASDAQ”) under the symbol “AEC” and the Frankfurt Stock Exchange under the symbol “0AD”. On September 18, 2025, the Company’s shares began trading on NASDAQ and ceased trading on the OTCQB Marketplace under the symbol “ANLDF”.

The trend indicators for nuclear energy and the uranium sector are positive and point towards sustained increases in the uranium price -- as is now called for by many uranium analysts. Notably, China has announced the expected construction of 150 nuclear plants by 2030, Japan has restarted a number of reactors and is preparing for further re-starts, Europe is attempting to wean itself off of Russian oil and gas, and further energy-related sanctions as a result of Russia’s attack on Ukraine may spill over to uranium ore and enrichment services. In addition, the global nuclear industry is moving forward strongly with 79 reactors currently under construction, another 123 planned to come online in the next 10 years and hundreds more further back in the pipeline. Moreover, nuclear power is increasingly being seen as essential in providing new baseload electricity and meeting greenhouse gas emission targets. These developments, combined with the shuttering of producing mines and deferment or abandonment of many uranium projects in the current low-price environment, have likely created a uranium shortfall in in the near term. Anfield feels it is well positioned to benefit from the uranium market’s current prospects as it continues to advance its plans to create a vertically-integrated uranium entity.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

C)	Activity highlights - including subsequent events

Corporate

Subsequent period ended August 14, 2026

On July 1, 2026, the Company’s wholly-owned subsidiary, Highbury Resources Inc., entered into a Mining Lease Agreement with Gold Eagle Mining Inc for two additional patented mining claims which will be added to the Company’s existing property holdings for the JD-5 and Slick Rock projects.

On July 31, 2026, the Company closed a public offering for 1,715,000 common shares at a price of US$4.00 per share for aggregate gross proceeds of US$6,860,000, which includes the full exercise of the underwriters’ option to purchase 223,695 common shares. In connection with the offering, the underwriters also received underwriter discounts and commissions totaling approximately $261,600.

During the six months ended June 30, 2026 the Company reported:

On December 12, 2025, the Company entered into a stock purchase agreement with the Chief Operating Officer (“COO”) of the Company to acquire all of the outstanding shares of BRS Inc. (“BRS”), a company controlled by the COO. In consideration of the acquisition of BRS, the Company is required to complete a series of cash payments to the COO totaling US$5,000,000. On May 8, 2026, the Company closed the acquisition of BRS. On closing, the Company made a payment of US$1,500,000 with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of the closing. The Transaction was a related party transaction.

On January 1, 2026, the Company entered into a commercial lease agreement, to lease office space for 5 years in Riverton Wyoming.

On January 12, 2026, the Company issued 1,345,292 common shares in the capital of the Company at $6.19 (US$4.46) per share for gross proceeds of $8,323,920 (US$6,000,000). The Company incurred $416,064 of share issuance costs in connection with the private placement.

On January 29, 2026, the Extract Credit Agreement was amended to provide consent for the acquisition of BRS. In consideration of the consent, on April 10, 2026, the Company issued 50,000 common shares of the Company with a fair value of $392,000 and 180,085 bonus common share purchase warrants with a fair value of $902,061, with each bonus warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $8.11 per share until September 26, 2028.

On February 27, 2026, the Company issued 896,861 common shares to UEC Energy Corp., a subsidiary of Uranium Energy Corp., which is a controlling shareholder of the Company, for gross proceeds to the Company of $5,550,440 (US$4,000,000). In connection with the private placement, the Company incurred share issuance costs of $281,291.

On March 3, 2026, the Company paid $1,024,688 (US$750,000) to Gold Eagle Mining Inc. and Golden Eagle Uranium LLC for the Golden Eagle Project.

On April 2, 2026, the Company announced the submission of a Notice of Intent for an underground drilling program at its SM-18 Uranium and Vanadium Project in Colorado.

On April 8, 2026, the Company announced that the Company has submitted a permit amendment for the restart of the JD-8 Uranium and Vanadium Project in Colorado.

On May 4, 2026, the Company announced the results of an updated Preliminary Economic Assessment prepared in accordance with NI 43-101 for its Velvet-Wood, Slick Rock and West Slope mine projects, utilizing the Shootaring Canyon Mill as the centralized processing facility.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

On May 13, 2026, the Company announced the completion of monitoring well drilling programs at its Shootaring Canyon Mill and Slick Rock Mine.

On June 1, 2026, the Company announced the completion of phase one surface construction at its Velvet-Wood uranium and vanadium project in Utah.

On June 15, 2026, the Company announced that it had received the first custom-built underground haul truck following its 2025 order for specialized mining equipment. The truck is to be used for operation at the Velvet-Wood uranium-vanadium mine in Utah and the Company’s Colorado mines.

On June 18, 2026, the Company announced that it had filed its combined preliminary economic assessment (“PEA”) following its its Velvet-Wood, Slick Rock and West Slope mine projects. The PEA is titled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA, Preliminary Economic Assessment”.

Properties

Artillery Peak Project

The Artillery Peak consists of 250 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA, consisting of the LiVada Claims and Dripping Springs Quartzite Project.

Shootaring Canyon Mill, Velvet-Wood, Slick Rock and West Slope Uranium Projects

Preliminary Economic Assessment (“PEA”) – 2026

On May 4, 2026, the Company announced the results of an updated combined PEA prepared in accordance with National Instrument 43-101 covering its Velvet-Wood project in Utah, its Slick Rock project in Colorado and six of the nine mines which comprise the West Slope complex (the “West Slope Mines”), with the Shootaring Canyon Mill acting as the centralized mineral processing facility. The technical report, titled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA, Preliminary Economic Assessment”, has an effective date of May 4, 2026, was filed on SEDAR+ on June 18, 2026, and supersedes the Company’s prior PEA dated effective May 6, 2023. Please refer to either the news release or the technical report, both which are available under the profile for the Company on SEDAR+, for further details.

The PEA was been authored by Terence (Terry) McNulty, P.E., D. Sc., of T.P. McNulty and Associates Inc. and co-author Douglas L. Beahm, P.E., P.G. Dr. McNulty is independent of the Company in accordance with the application of Section 1.5 of National Instrument 43-101. Mr. Beahm is not independent of the Company, as he is both the President of BRS Inc. and the Company’s Chief Operating Officer.

Results of the PEA represent forward-looking information. This economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative, geologically, to have the economic considerations applies to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves as they do not have demonstrated economic viability.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Shootaring Mill

The Shootaring area covers approximately 265 acres of surface ownership and approximately 905 acres of mineral leases. The Shootaring Mill was licensed and constructed by Plateau Resources and operated in 1982. U.S. Energy and Uranium One were also previous owners of the Shootaring Mill. The mill has not been decommissioned and has been under care and maintenance since cessation of operations. The mill license has been maintained and Anfield has submitted its production reactivation plan for the Shootaring Canyon mill to the State of Utah’s Department of Environmental Quality (“UDEQ”). The plan addresses the updating the mill’s radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and licensed production capacity. Anfield is currently conducting engineering and design studies for both the refurbishment of Shootaring and the tailings facility in support of converting the licence from its status of care and maintenance to operations.

Early-stage refurbishment of Shootaring is expected to take place during the review of the restart application, preparing the Company to complete refurbishment as soon as the restart application is approved. The Company is targeting the mill restart in 2027.

With the application submitted to the UDEQ, the Company can prepare for uranium mill and tailings refurbishment and vanadium circuit construction. Steps include: the rough grading of the tailings pond cell area in advance of cell design approval; the moving of ore stockpiles and remediation of sections of the restricted area to establish a new radiation control boundary; the building of a new ore dump wall and transportation roads, along with a truck wash station; the demolition of all infrastructure to be replaced (e.g., electrical, controls, leach tanks); the installation of new generators, acid tanks and fuel tanks; the construction of the vanadium circuit building and counter-current decantation (CCD) circuit footers; the building of new ore pads where Velvet-Wood ore can be stockpiled in anticipation of mill restart; and the ordering of tanks and vessels needed for processing circuits, having equipment onsite and ready to install once the license is approved.

In July 2024, the Company received an affirmative completeness review from the State of Utah’s UDEQ with respect to its Shootaring Mill production restart application. This affirmation allows for the detailed technical review of the mill application to proceed, which represents a critical step towards the restart of uranium production at Shootaring. The comprehensive application is designed to both update the mill’s radioactive materials license from its current standby status to operational status and increase both throughput capacity and licensed output capacity at the mill.

Velvet-Wood

Velvet-Wood covers approximately 2,140 acres, including unpatented mining claims and a State of Utah mineral lease related to the Velvet-Wood mine areas. The current mineral resources of the combined Velvet and Wood historical mines are estimated at 4.3 million pounds of eU₃O₈ at a grade of 0.34% (measured and indicated mineral resource) and 544,000 pounds at 0.34% (inferred mineral resource), with a vanadium-to-uranium ratio of 1.4 to 1.

In May 2024, the Company submitted its Plan of Operation for its Velvet-Wood mine to the State of Utah and BLM. This step is being undertaken as the Company advances Velvet-Wood to production-ready status concurrently with the Shootaring Canyon mill. This Plan of Operation includes specific operating actions and controls, reclamation actions, an estimate of reclamation surety based on third party costs and technical bases for how the actions meet the regulatory requirements of the State of Utah and the BLM.

In May 2025, the U.S. Department of the Interior selected its Velvet-Wood uranium project in Utah for expedited permitting as part of the federal government’s national response to the energy emergency declared by President Donald J. Trump.

On October 7, 2025, the Company received the approval from the Utah Department of Oil, Gas and Mining (“DOGM”) for Anfield to commence the advancement of the Company’s Velvet-Wood uranium project in Utah to construction. Near-term plans for Velvet-Wood include: 1) the reopening of the mine portal; 2) mine dewatering; 3) construction of surface facilities; 4) underground inspection and pre-construction assessment; and 5) construction of a new incline into the mine.

On November 13, 2025, the Company announced the purchase of specialized mining equipment for use in production at the Velvet-Wood mine. The equipment is projected to begin production in the second quarter of 2026.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Slick Rock

The Slick Rock Complex is located in San Miguel County, Colorado, within the Uravan Mineral Belt, and comprises unpatented mining lode claims together with DOE mineral leases SR-13 and SR-13A, covering approximately 6,473 acres. Including the adjacent SR-11 project, the PEA estimates for the Slick Rock district 0.8 million pounds of eU₃O₈ at a grade of 0.16% (indicated mineral resource) and 9.9 million pounds at 0.21% (inferred mineral resource), with a vanadium-to-uranium ratio of 6 to 1.

In June 2024, the Company received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project, located in San Miguel County, Colorado. Permits approvals included the Bureau of Land Management, the Colorado Division of Resources Mining and Safety, and a Special Use Permit from San Miguel County, Colorado to allow access via county roads for the drilling project. The permits allow drilling between the months of June and September. On September 24, 2024, the Company announced that it had commenced the drill program at Slick Rock. On January 29, 2025, the Company announced that it has completed a 14-hole, 14,100-foot rotary drill program at its Slick Rock uranium and vanadium project. The Company will use the drill results to both upgrade its uranium and vanadium resource estimate for Slick Rock and prepare mine designs for a large mine permit for the project.

Surface Stockpiles

In addition to the estimated mineral resource at Velvet-Wood, Anfield controls mineralized stockpiles from past mining at two locations: 1) one stockpile at the Patty Ann mine area near the historic Velvet mine; and 2) several stockpiles near the Shootaring mill. The volumes and uranium content of the stockpiles were estimated from volumetric surveys and sampling conducted by BRS in March, 2015. The PEA includes the stockpiles located near the Shootaring mill only.

The West Slope Project

The West Slope Project, located in Montrose and San Miguel Counties of southwestern Colorado, originally consisted of nine DOE leases, associated with adjacent lode mining claims and leases, covering 6,913 acres on which past uranium production has taken place. Between 1977 and 2006, approximately 1.3Mlbs of uranium and 6.6Mlbs of vanadium were produced from these mines. In 2022, BRS Engineering, Inc. was commissioned by Anfield to complete a mineral resource estimate for four of the nine uranium and vanadium properties – known as JD-6, JD-7, JD-8 and JD-9 – contained within its 100% owned West Slope project (US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8 and JD-9 Montrose County, Colorado, USA, Mineral Resource Technical Report, April 10, 2022).

In January 2024 the Company acquired an additional twelve DOE leases associated with adjacent lode mining claims and leases in Montrose and San Miguel Counties in southwestern Colorado.

In August 2025, the Company received approval for its Notice of Intent (“NOI”), through its wholly owned subsidiary Highbury Resources Inc., with the Colorado Division of Reclamation, Mining and Safety (“DRMS”), to begin a 20-hole, 8,000-foot rotary drill program at the existing JD-7 open pit mine in Montrose County, Colorado.

In October 2025, the Company announced the completion of the 20-hole, 8,000-foot confirmation drill program at the JD-7 mine, one of the five mines (JD5, JD-6, JD-7, JD-8 and JD-9) which make up the Company’s Paradox Mine Complex. The drill results will be incorporated into a new uranium and vanadium resource report in Q1/26, alongside the additional drilling to be completed at the other JD mines.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Qualified Person

The scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Douglas L. Beahm, P.E., P.G., a qualified person as defined by National Instrument 43-101. Mr. Beahm is not independent of the Company, as he is both the President of BRS Inc. and the Company’s Chief Operating Officer.

Results of Operations

Summary of exploration activities

The following exploration and evaluation expenditures were included in comprehensive loss for the six months ended June 30, 2026 and 2025 are as follows:

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$1,134,901	$215,443	$–	$–	$1,350,344
Sundry field	609,058	241,314	–	–	850,372
Sampling, assaying, geophysics	251,263	61,817	–	–	313,080
License, filing and insurance	1,147,905	567,771	18,609	–	1,734,285
Lease and royalty	398,458	212,697	–	–	611,155
Property tax	1,490	44,522	–	–	46,012
Drilling	5,113	448,690	–	–	453,803
Salaries, wages and related expense	231,771	691,505	–	–	923,276
Reclamation	–	4,207	–	–	4,207
Equipment rental	159,413	–	–	–	159,413
Total for the six months ended June 30, 2026	$3,939,372	$2,487,966	$18,609	$–	$6,445,947

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$213,377	$810,709	$–	$–	$1,024,086
Sundry field	79,208	10,108	–	–	89,316
Sampling, assaying, geophysics	125,727	41,189	–	–	166,916
License, filing and insurance	919,748	212,462	19,033	–	1,151,243
Lease and royalty	342,695	289,621	–	–	632,316
Drilling	91,755	11,874	–	–	103,629
Property tax	–	44,635	–	–	44,635
Total for the six months ended June 30, 2025	$1,772,510	$1,420,598	$19,033	$–	$3,212,141

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

D)	Selected Financial Information

Operational results reflect overhead costs incurred for exploration and evaluation asset acquisitions and associated exploration expenses as well as other regulatory expenses incurred by the Company.

General and administrative costs can be expected to fluctuate relationally with acquisitions, exploration and operations.

Summary of quarterly results

	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025
Revenues	744,766	–	–	–
Net income (loss) for period	(8,979,018)	(7,046,669)	(9,130,435)	(3,495,905)
Income (loss) per share, basic and diluted	(0.49)	(0.40)	(0.58)	(0.22)
Working capital (deficit)	(323,103)	6,691,926	3,973,751	8,629,928

	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Revenues	–	–	–	–
Net income (loss) for period	(4,328,083)	(2,767,838)	(4,154,321)	(2,438,824)
Income (loss) per share, basic and diluted	(0.28)	(0.18)	(0.30)	(0.18)
Working capital (deficit)	10,873,434	14,181,256	(5,304,666)	(2,410,003)

E)	Analysis of operations

Comparison between the three months ended June 30, 2026 and 2025

	2026	2025
Amortization of right-of-use asset	25,627	–
Consulting fees	1,028,096	427,187
Depreciation	106,125	979
Director’s fees and audit committee	65,000	57,500
Exploration and evaluation expenditures	3,284,294	1,922,805
General and administrative	420,043	34,337
Indemnification support fee	89,849	96,589
Insurance	288,432	13,200
(Gain) loss on foreign exchange	(264,484)	645,057
Payroll expense	886,044	–
Professional fees	523,910	324,834
Shareholder communications	107,976	47,036
Share-based compensation	930,074	–
Transfer agent and filing fees	48,382	192,955
Total operating expenses	7,539,368	3,762,479

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Amortization of right-of-use asset increased by $25,627 as a result of the new lease agreement entered into during January 2026.

Consulting fees increased by $600,909 as a result of the increase in operations relating to the Company’s efforts to restart the mill and mines.

Depreciation increased by $105,146 due to the purchase of additional depreciable assets during the 2025 fiscal year and the six months ended June 30, 2026.

Director’s fees and audit committee increased by $7,500 as a result of a new fee structure for directors.

Exploration and evaluation expenditures increased by $1,361,489 mainly due to an increase of $569,363 in salaries and wages, an increase of $529,379 in sundry expenses, an increase of $457,600 in license, filing and insurance expense, an increase of $109,398 in sampling expense, an increase of $89,094 in equipment rental, an increase of $114,773 in drilling, an increase of $46,843 in property tax, an increase of $4,207 in reclamation cost, offset by a decrease in lease and royalty of $24,327 and a decrease of $523,841 in consulting expense.

General and administrative expenses increased by $385,706 mainly due to an increase of $147,616 in travel expenses, an increase of $85,714 in automotive and truck expenses, an increase of $9,709 in supplies, repairs and maintenance expenses, an increase of $11,137 in dues and subscriptions, and an increase of $27,235 in office expenses.

Indemnification support fee decreased by $6,740 as a result of an agreement entered into during on February 20, 2025.

Insurance expense increased by $275,232 due to an increase in D&O, vehicle and liability insurance premiums.

Payroll expense increased by $886,044 as a result of the employment of new employees in Q4 of 2025.

Professional fees increased by $199,076 primarily due to an increase in legal fees.

Shareholder communications increased by $60,940 as a result of increased investor engagement.

Share-based compensation of $930,074 was recognized during the three months ended June 30, 2026 as a result of vesting of restricted stock units granted in Q4 of 2025.

Transfer agent and filing fees decreased by $144,573 due to additional costs incurred in fiscal 2025 for the Company’s NASDAQ listing.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Comparison between the six months ended June 30, 2026 and 2025

	2026	2025
Amortization of right-of-use asset	51,020	–
Consulting fees	1,542,585	856,332
Depreciation	157,765	1,994
Director’s fees and audit committee	130,000	110,000
Exploration and evaluation expenditures	6,445,947	3,212,141
General and administrative	695,288	60,507
Indemnification support fee	178,461	140,784
Insurance	411,129	26,400
(Gain) loss on foreign exchange	(527,953)	669,215
Payroll expense	1,133,016	–
Professional fees	1,176,879	699,270
Shareholder communications	159,728	84,195
Share-based compensation	2,265,670	–
Transfer agent and filing fees	121,643	252,905
Total operating expenses	13,941,178	6,113,743

Amortization of right-of-use asset increased by $51,020 as a result of the new lease agreement entered into during the six months ended June 30, 2026.

Consulting fees increased by $686,253 as a result of the increase in operations relating to the Company’s efforts to restart the mill and mines.

Depreciation increased by $155,771 due to the purchase of additional depreciable assets during the 2025 fiscal year and the six months ended June 30, 2026.

Director’s fees and audit committee increased by $20,000 as a result of a new fee structure for directors.

Exploration and evaluation expenditures increased by $3,233,806 mainly due to an increase of $326,258 in consulting expense, an increase of $923,276 in salaries and wages, an increase of $761,056 in sundry expenses, an increase of $583,042 in license, filing and insurance expense, an increase of $146,164 in sampling expense, an increase of $159,413 in equipment rental, an increase of $350,174 in drilling, an increase of $1,377 in property tax, an increase of $4,207 in reclamation cost and offset by a decrease in lease and royalty of $21,161.

General and administrative expenses increased by $634,781 mainly due to an increase of $201,736 in travel expenses, an increase of $139,624 in automotive and truck expenses, an increase of $41,360 in supplies, repairs and maintenance expenses, an increase of $44,472 in dues and subscriptions, and an increase of $60,877 in office expenses.

Indemnification support fee increased by $37,677 as a result of an agreement entered into during on February 20, 2025.

Insurance expense increased by $384,729 due to an increase in D&O, vehicle and liability insurance premiums.

Payroll expense increased by $1,133,016 as a result of the employment of new employees in Q4 of 2025.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Professional fees increased by $477,609 due to an increase of $458,207 in legal fees, an increase of $9,060 in accounting and audit fees and an increase of $10,342 in other professional fees.

Shareholder communications increased by $75,533 as a result of increased investor engagement.

Share-based compensation of $2,265,670 was recognized during the six months ended June 30, 2026 as a result of vesting of restricted stock units granted in Q4 of 2025.

Transfer agent and filing fees decreased by $131,262 due to additional costs incurred in fiscal 2025 for the Company’s NASDAQ listing.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

F)	Liquidity and capital resources

At June 30, 2026, the Company had working capital deficit of $323,103 as compared to a working capital of $3,973,751 at December 31, 2025.

G)	Off balance sheet arrangements and contractual obligations

The Company does not have any off-balance arrangements.

The following are the contractual maturities of financial liabilities as at June 30, 2026:

	< 1 Year	1-2 Years	3-5 Years
Accounts payable	2,247,533	–	–
Due to related parties	248,525	–	–
Deferred consideration	2,131,688	2,842,250	–
Loan payable	–	–	20,310,049

H)	Transactions with related parties

Related party balances

As at June 30, 2026, an amount of $248,525 (December 31, 2025 - $278,502) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at June 30, 2026, an amount of $nil (December 31, 2025 - $956) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees.

As at June 30, 2026, an amount of $2,708 (December 31, 2025 - $10,144) was recorded in prepaid expenses for advances to a director of the Company for property expenditures.

As at June 30, 2026, an amount of $7,411 (December 31, 2025 - $7,152) was recorded in prepaid expenses for advances to the Chief Operations Officer of the Company for future consulting fees.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Related party transactions

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Consulting fees and management bonus	$12,900	$12,900	$25,800	$25,800
Consulting and professional fees (i)	385,747	361,778	849,193	529,365
Legal fees	62,314	–	124,058	–
Share-based compensation	114,086	–	226,919	–
	$575,047	$374,678	$1,225,970	$555,165

The Company has identified its directors and certain senior officers as its key management. Key management and director compensation during the six months ended June 30, 2026 and 2025, are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Consulting fees and management bonus (ii)	$887,267	$309,978	$1,230,213	$650,141
Director’s fees and audit committee fees	65,000	57,500	130,000	110,000
Legal fees	–	62,260	–	126,884
Auto and rent expense (i)	37,035	43,899	73,732	58,978
Share-based compensation	409,987	–	1,156,420	–
	$1,399,289	$473,637	$2,590,365	$946,003

(i)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

(ii)	During the six months ended June 30, 2026, the Company settled accrued compensation of $331,401 to the non-executive chairman of the Company through the vesting of 47,047 previously granted RSU’s and settled accrued compensation of $479,952 (US$350,010) to the COO of the Company through the vesting of 68,175 previously granted RSU’s.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

I)	Controls and procedures

The management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company’s financial statements for the six months ended June 30, 2026. Management will continue to monitor the effectiveness of its disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) and may make modifications from time to time as considered necessary.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining DC&P as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). DC&P are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings is recorded, processed, summarized and reported within the time periods specified under securities legislation.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s DC&P as at June 30, 2026 and have concluded that the DC&P are effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining ICFR as defined under NI 52-109. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s ICFR is based on the Risk Management and Governance: Guidance on Control framework (CoCo) published by CPA Canada.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s ICFR as at June 30, 2026 and have concluded that the ICFR is effective. No material weaknesses in the design or operation of the Company’s ICFR were identified during the six months ended June 30, 2026.

The Company’s management has filed the Full Certificate under NI 52-109 with the annual filings on SEDAR+ at www.sedarplus.ca.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over ICFR and DC&P, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

J)	Authorized share capital

Unlimited share capital with no par value.

As at August 14, 2026, the Company had the following common shares, stock options and warrants outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	19,949,976	N/A	N/A
RSUs	764,901	N/A	N/A
Options	1,588,143	$6.90 to $9.00	August 27, 2026 to December 31, 2030
Warrants	4,390,794	$7.125 to $13.50	May 12, 2027 to October 6, 2028
Total diluted shares outstanding	26,693,814

K)	Changes to accounting policies

Accounting standards not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

On April 9, 2024, the IASB issued IFRS 18, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact to the financial statements.

L)	Commitments and Contingencies

Commitments

As at the date of this report, the Company had no commitments other than those mentioned in the condensed interim consolidated financial statements and described in the exploration and evaluation assets note in the condensed interim consolidated financial statements.

Contingencies

The Company’s exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

On November 13, 2025, the Company, its subsidiary Highbury Resources Inc. and a co-defendant were served with a Demand for Arbitration through the American Arbitration Association by a plaintiff alleging breach of contract relating to an asset purchase agreement dated December 28, 2018 and mineral supply agreement dated February 28, 2019. One of the underlying assets acquired under these agreements was subsequently assigned to the co-defendant as part of a property swap agreement which closed June 6, 2022. The plaintiff is seeking 125,000 pounds of yellowcake uranium or an equivalent dollar amount of approximately US$10,000,000. The Company intends to vigorously defend the claim, should the Arbitration advance beyond this initial stage, as it considers the obligation for remittance of the 125,000 of yellowcake uranium to be the responsibility of the co-defendant under the terms of the property swap agreement. No amount has been provided for in the Company’s June 30, 2026 condensed interim consolidated financial statements in relation to the Demand for Arbitration as the Company is not able to evaluate the likelihood of an unfavourable outcome or the range of potential loss.

Critical Accounting Estimates

Significant areas requiring the use of critical accounting estimates include the recoverability of the carrying value of property and equipment and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, the identification of assets and liabilities assumed in a business combination, the measurement of the purchase price allocation, expected credit losses on accounts receivable and unbilled accounts recievable, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

M)	RISKS AND UNCERTAINTIES

The Company is in the business of acquiring, exploring and developing uranium properties. It is exposed to a number of risks and uncertainties that are common to other mineral exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, exchange rates for currency, inflations and other risks. The Company currently has no source of revenue other than interest income. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.

1.	Financial risks

The Company’s financial instruments consist of cash, marketable securities, accounts payable, due to related parties, and loans payable. The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

The Company is exposed to credit risk with respect to its cash. Cash have been placed on deposit with major Canadian and a major US financial institutions. Credit risk arises from the non-performance of counterparties of contractual financial obligations. The Company manages credit risk, in respect of cash and cash equivalents, by purchasing term deposits held at a major Canadian financial institution. The Company has secondary exposure to credit risk on its receivables. The receivables consists of refundable good and services tax from the government. Credit risk is assessed as low.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due. The Company’s expected source of cash flow in the upcoming year will be through equity financings. As at June 30, 2026, the Company had working capital deficit of $323,103 (December 31, 2025 – working capital of $3,973,751). Liquidity risk is assessed as moderate.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2026, the Company loan payable of $13,728,003 (US$9,659,955) is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $124,781 (2025 – $134,743).

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities.

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets. As at June 30, 2026, the Company has no contracts or agreements in place to mitigate these price risks.

At June 30, 2026, the Company had accounts payable and accrued liabilities of $2,247,533 (December 31, 2025 – $1,242,676). The Company’s current liabilities are due on demand and have a term of less than 1 year. The loan payable is due on September 26, 2028.

2.	Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company’s properties have no known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing uranium is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has no producing mines at this time. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. The transfer application is the first step in the process of restarting the Shootaring Mill.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

3.	Development Risks

The marketability of any minerals which may be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

4.	Loss of Interest in and Value of Properties

The Company’s ability to maintain its interests in its exploration and evaluation assets and to fund ongoing development costs will be entirely dependent on its ability to raise additional funds by equity financings. If the Company is unable to raise such funds it may suffer dilution or loss of its interest in its exploration and evaluation assets. The amounts attributed to the Company’s interests in exploration and evaluation assets in its financial statements represent acquisition and exploration costs, and should not be taken to reflect realizable value.

5.	Financing Risks

The Company has no history of earnings and no source of operating cash flow and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration or development are encouraging, the Company may not have sufficient funds to conduct the further development that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its property, there is no assurance that any such funds will be available. If available, future equity financings may result in substantial dilution to purchasers under the Offering. At present it is impossible to determine what amounts of additional funds, if any, may be required.

6.	Uranium Price

The uranium mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices, in particular uranium prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of minerals.

7.	Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

8.	Environmental and Other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

9.	No Assurance of Titles, Boundaries or Surface Rights

The Company has investigated rights of ownership of all of the mineral properties in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of the Company’s knowledge, title to all properties in which it has the right to acquire an interest is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the mining properties in which the Company has the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects or the statutes referred to above.

10.	Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

11.	Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result, be subject to loss of its rights to acquire interests in the properties subject to such agreements.

12.	Reliance on Key Personnel

The nature of the business of the Company, the ability of the Company to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in a large part, on the ability of the Company to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The development of the Company now and in the future, will depend on the efforts of key management figures, the loss of whom could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of the key management employees.

CONFLICTS OF INTEREST

The directors and officers of the Company may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Anfield Energy Inc.	Management Discussion and Analysis FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND THE SUBSEQUENT PERIOD ENDED AUGUST 14, 2026

Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

N)	Additional information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca or at the Company’s website: www.anfieldenergy.com.

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